Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF CALITHERA BIOSCIENCES, INC.

CALITHERA BIOSCIENCES, INC. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: The name of the Company is Calithera Biosciences, Inc.

SECOND: The original name of the Company was Protein Activation Therapeutics, Inc., and the date of filing the original Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware is March 9, 2010.

THIRD: The board of directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions amending Article IV, Paragraph A of its Amended and Restated Certificate of Incorporation, as amended, to read in its entirety as follows:

“The Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is two hundred ten million (210,000,000) shares. Two hundred million (200,000,000) shares shall be Common Stock, each having a par value of one-hundredth of one cent ($0.0001). Ten million (10,000,000) shares shall be Preferred Stock, each having a par value of one-hundredth of one cent ($0.0001).

Effective as of 5:00 pm Eastern time, on the date this Certificate of Amendment to this Amended and Restated Certificate of Incorporation is filed with the Secretary of State of the State of Delaware (the “Effective Time”), each twenty shares of the Company’s Common Stock, par value $0.0001 per share, issued and outstanding shall be combined into one (1) share of Common Stock, par value $0.0001 per share, of the Company. No fractional shares shall be issued and, in lieu thereof, any holder of less than one share of Common Stock shall, upon surrender after the Effective Time of a certificate, which formerly represented shares of Common Stock that were issued and outstanding immediately prior to the Effective Time, be entitled to receive cash for such holder’s fractional share based upon the closing sales price of the Company’s Common Stock as reported on the Nasdaq Global Select Market on the date this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company is filed with the Secretary of State of the State of Delaware.”

FOURTH: This Certificate of Amendment to the Amended and Restated Certificate of Incorporation was submitted to the stockholders of the Company and was duly adopted and approved in accordance with the provisions of Section 242 of the General Corporate Law of the State of Delaware at the annual meeting of the stockholders of the Company.

IN WITNESS WHEREOF, Calithera Biosciences, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer as of June 14, 2022.

CALITHERA BIOSCIENCES, INC.

By:	/S/ Susan M. Molineaux

Name:	Susan M. Molineaux, Ph.D.

Title:	President and Chief Executive Officer